

June 17, 2011

<u>Via E-mail</u>
Mr. William Cavanaugh, CEO
Vertical Health Solutions, Inc.
7760 France Avenue South, 11th Floor
Minneapolis, Minnesota 55435

> **Re:** **Vertical Health Solutions, Inc.**
> **Form 8-K**
> **Filed April 21, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File March 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **File May 16, 2011**
> **File No. 001-31275**

Dear Mr. Cavanaugh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed April 21, 2011</u>

1. We note the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. Please provide us a brief analysis regarding the applicability of these sections to you in light of the penny stock provisions.

Description of Business, page 5
Products and Services, page 5

2. We note your statement in the first sentence of this section that "the MRI Quality Assurance System has been fully operational since 2006" and that you estimate a commercial launch of the product in the third quarter of 2011. Please revise to clarify what you mean by "fully operational" and what steps are necessary before conducting the "launch." It is unclear for whom the 200,000 images were reviewed; whether or not this was done on a beta or test basis; whether or not you were paid; whether or not you have a prototype or a product that is commercially available now or during the approximately five years referenced in this section.

3. In this regard, we note the statement on page eight that your software "has been used by the health care facility of affiliates of the software licensor." It is unclear what entities have used the software, how it was used and what "additional development and modification" is necessary. Please revise to clarify.

4. We note your reference in the second sentence of this section to porting your technology to a "cloud computing SaaS platform" and in the third paragraph under Marketing and Sales on page six to your "deploy[ing] in the cloud." In the interest of clarifying your business model, please revise to provide more detailed disclosure on the SaaS computing model and what you mean by "cloud computing." Clarify between products and services that you develop as opposed to resell from other developers. For example, it is unclear if you develop SaaS or must pay a third party for it.

5. Please revise to clarify, if true, that the reference to reimbursement by the federal government in the third sentence of this section refers to reimbursement under Medicare.

6. Please revise to clarify the meaning of "alpha and beta programs" and "key luminaries" as used in the second sentence on page six. We also note your reference to "luminaries" in the first paragraph of page 13.

7. To the extent material, please revise where appropriate to identify "the individual stockholders of Healthcare IP Partners" referenced on page eight and briefly describe the background of the outstanding debt settlement.

Governmental Regulation, page 6

8. We note your discussion of your MRI quality control software being classified as a Class I Medical Device. Please also address whether you have complied with the regulations and controls you describe in this section with respect to your software.

The Medicare Improvements for Patients and Providers Act of 2008, page 6

9. Please clarify, if true, that the requirement to meet Medicare standards described in this section is in order to receive reimbursement under Medicare, not a general requirement to meet such standards for all physicians and other suppliers that furnish advanced diagnostic imaging services.

Competition, page 6

10. Please revise this section to provide a more balanced discussion of your competitive position and the principal methods of competition in the industry. In this regard, reconcile your disclosure here with your disclosure in the third risk factor on page nine.

11. Please also clarify your reference to a "few smaller companies" by including what you are comparing such companies to and by comparing them to the size of your own operations.

12. We also note your discussion of what your competitive advantages "will be" in the last sentence of this section. Please provide clear disclosure that as of the date of this filing you have not completed development of your "cloud based technology platform" and have not expanded your quality assurance system to cover "all medical imaging devices." In this regard we note your disclosure in the first paragraph under Products and Services that you are "currently porting the technology to a cloud computing SaaS platform" and in the second paragraph of page six that you "intend" to develop additional models for MRI as well as quality control systems for other modalities.

13. Furthermore, revise to clarify how a "cloud based technology platform" would be a competitive advantage, and identify the principal methods of competition in your intended industry. See Item 101(h)(4)(iv) of Regulation S-K.

Intellectual Property, page 6

14. Please revise to describe the material terms of your license agreement with the Mayo Foundation. For example, describe the nature, scope and duration of the license and any financial terms, among other material terms.

15. We note your reference in the last line of this section to your belief that you have "the necessary licenses from third parties." Please revise to clarify what licenses, other than the license from the Mayo Foundation, are necessary for your existing and proposed business operations.

Employees, page 7

16. We note your statement that you have "one full time employee." It is unclear how you considered individuals who appear to work for you, such as Mr. Cavanaugh and Mr. Steege. Furthermore, please revise to also provide the number of part-time employees as called for by Item 101(h)(4)(xii) of Regulation S-K. Please revise as appropriate or advise.

Risk Factors, page 7

17. Please delete the statement that the "Company makes no representation and warranty with respect to the projections" found in the second full risk factor on page 10.

Management's Discussion and Analysis, page 12
Results of Operations, page 13

18. Please revise to clarify the meaning of your statement under Research and Development Expenses that the "Company has been in the early stages of its software development during both periods depending on available funding levels."

19. Please revise to describe in quantitative and qualitative terms the underlying causes of annual, material changes when discussing your results of operations. For example, you do not identify or quantify the significant items that resulted in the increased General and Administrative Expenses described in the second to last paragraph on page 13.

20. Please revise to clarify which new management hire you are referring to in your discussion under General and Administrative Expenses. We note that Mr. Cavanaugh's salary from when he joined OnPoint in February to December 31, 2010 taken alone would appear to suggest expenses exceeding your total increase in general and administrative expenses.

21. Please also revise General and Administrative Expenses or where appropriate to clarify what "investments in business development" were made and how they "support [y]our research and development efforts."

22. We note footnote (2) on page 14. With a view to disclosure, advise us of the extent to which the license payments are mandatory regardless of the level of sales.

Liquidity and Capital Resources, page 14

23. Please revise this section to discuss the impact of your material financing arrangements on current and future liquidity. Identify any restrictive covenants

that may impact your liquidity, ability to make capital expenditures or ability to meet cash obligations. See Item 303 of Regulation S-K.

24. Please discuss any material deficiency in your liquidity and indicate the course of action you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity. See Item 303(a)(1) of Regulation S-K.

Properties, page 16

25. Please revise this section to also discuss the office in Rochester, Minnesota that you refer to under Geographic Information on page seven.

Security Ownership of Certain Beneficial Owners and Management, page 16

26. We note your reference to "following completion of the Merger" in footnote 15 on page 18. Please revise this reference and elsewhere where you refer to the effective date or closing date of the merger to clarify that the merger had already been completed as of the date of this Form 8-K filing.

Directors and Executive Officers, page 19

27. Please revise your tabular disclosure on page 19 to reflect Mr. Watters' resignation as an officer of the company, but continuation as a director as of the time of this Form 8-K. Furthermore, please reconcile the officer titles presented in the table for Mr. Cavanaugh and Mr. Steege with the narrative disclosure in the second paragraph of this section.

28. Please revise the first footnote on page 19 to clarify the date upon which Messrs. Watters, Teneja and Lehmkuhl's resignations go into effect.

Incoming Directors and Officers of the Company, page 20

29. We note that you refer to the individuals listed in this section as "incoming" directors and officers. It appears, however, that they became directors and officers on April 15, 2011. Please revise the heading of this section and where appropriate to clarify that such directors and officers are "current" directors and officers.

30. We note your disclosure regarding Mr. Cavanaugh's involvement with Solonis in your description of his business experience. Please remove the disclosure regarding revenues and profitability of this company. Such information does not present a complete understanding of Solonis and are not relevant to your company's business.

31. Please revise your description of Mr. Chafoulias' business experience by including the start and end date of his directorship with Southwest Casino Corp. Furthermore, clarify the extent to which the private companies on which he serves as Chairman are directly or indirectly controlled by him by virtue of his equity ownership in such companies.

32. Please provide the principal business of Jump Technologies and SpringWorks in your description of Mr. Danko's business experience and for Tearlab in your description of Dr. Lindstrom's business experience, both on page 21.

Qualifications for Proposed Directors, page 22

33. We note that your disclosure under Director Independence on page 23 appears to only consider whether your pre-merger directors are independent. Please also expand your discussion to include the directors that were current as of the filing of the Form 8-K.

Executive Compensation, page 23
Summary Compensation Table, page 23

34. We note that in your Form 10-K for the year ended December 31, 2010 you list $12,000 under All Other Compensation for Mr. Watters in 2010, but do not do so here. Please revise as appropriate reconcile this inconsistency.

35. We note the reference to SEC rules in the second footnote to the summary compensation table. Please refer to Item 402(n)(2)(ix) of Regulation S-K and revise consistent with the instructions thereto regarding conditions under which you may exclude disclosure regarding compensation in the form of perquisites.

36. We note that Mr. Cavanaugh appears to have received a stock award as part of his compensation for 2010. Please provide narrative disclosure regarding the circumstances and terms of this stock award. See Item 402(o) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 29

37. Please revise to fully disclose all related party transactions. In this regard, we note the following non-exclusive examples: the 1,100,000 non-qualified stock options to employees of a related party referenced in the last paragraph of page 15 of Exhibit 99.1, and the stock options to certain board members to acquire 100,000 shares of common stock at $.65 per share referenced on page 20 of Exhibit 99.1.

38. We note your reference to a "verbal agreement with Vitality to pay expenses on their behalf." Please provide additional disclosure on the terms of this agreement and the reason for reimbursing Vitality for expenses. See Item 404(a)(6) of Regulation S-K. We may have further comment.

39. We note your reference to certain compensation owed to Steve Watters for services rendered. Please revise your disclosure under Executive Compensation and in your summary compensation table to discuss the terms of the related compensation arrangement and these accrued amounts.

40. Please provide the information required by Item 404(a)(5) of Regulation S-K with respect to the promissory notes purchased by Dr. Lindstrom.

41. To avoid confusion, please revise the last sentence of this section to reflect that the merger was completed prior to the filing of the Form 8-K.

Recent Sales of Unregistered Securities, page 31

42. We note the reference to "certain accredited investors." For each transaction in this section, please revise to state briefly the facts relied upon to make the exemption available.

43. We note the reference to Regulation D on page 31. We are unable to locate a Form D filed by the company during the relevant time period. Please revise or advise.

44. We note the statement regarding approximately 390 holders of record. It appears that you had approximately 131 fewer holders as of December 31, 2010. With a view to clarifying disclosure, advise us of the circumstances of the additional shareholders. It is unclear from the disclosure in this section how or when you acquired the additional holders.

45. Please revise to provide the interest rate applicable to the convertible promissory notes discussed in this section.

Exhibits
General

46. Please file the following agreements as exhibits to your amended Form 8-K or advise us of why you believe it is not necessary pursuant to Item 601 of Regulation S-K:
    - The exhibits required by Item 601(b)(3) of Regulation S-K;
    - The convertible promissory notes, option agreements and warrants referred to in the third full paragraph of page four and elsewhere throughout your prospectus; and
    - Any material licenses from third parties, other than the Mayo Foundation, as referred to in the last paragraph of page six.

47. We note your references to an oral agreement with Vitality on page 29. As it appears you are party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written, please provide a written description of the contract as an exhibit to the Form 8-K. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 146.04.

Exhibit 2.1

48. Please re-file Exhibit 2.1 in its entirety with your amended Form 8-K, subject to the provisions of Item 601(b)(2) of Regulation S-K. In this regard, please include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Exhibit 10.1

49. We note references in Article 1.13 to an Exhibit A, in Article 2.05 to an Exhibit B, and in Article 7.01 to an Exhibit C. Your exhibit should be filed in its entirety, except for the information being redacted pursuant to your confidential treatment request. Please file this exhibit in its entirety with your amended Form 8-K.

Exhibit 99.1
Financial Statements

50. We note the merger agreement closed on April 15, 2011, after your March 31, 2011 interim balance sheet date. Please amend the Form 8-K to provide the March 31, 2011 financial statements of OnPoint Medical Diagnostics, Inc. ("OnPoint"), pursuant to Rule 8-08 of Regulation S-X. Also provide updated pro forma financial information in the amendment.

Notes to Financial Statements, page 6

51. We note the disclosure on page eight of your Form 8-K that you may have undisclosed liabilities relating to or in connection with the Restructuring. Please advise us of the following:

- Tell us whether you have determined the likelihood of future liability for these contingencies to be reasonably possible or remote.
- To the extent reasonably possible, tell us the aggregate possible loss or range of loss for these contingencies or explain to us why such an estimate cannot be made.
- Also revise to provide the unrecognized contingencies disclosures required by FASB ASC 450-20-50-3 through 50-6, as applicable.

52. We note the registration rights disclosed on page 32 of your Form 8-K. Please revise to provide the registration payment arrangements disclosures required by FASB ASC 825-20-50, as applicable.

5. Accounts Payable – Related Parties, page 11
Mayo Foundation for Medical Education and Research, page 12

53. We note that you entered into a perpetual license agreement with the Mayo Foundation for the use of software technology on August 1, 2009, and made an upfront payment of $50,000 and issued 1,111,000 common shares to the Mayo Foundation; and that you amended and restated the license agreement on November 12, 2010 and made another upfront payment of $50,000 (page 29-30 of Form 8-K). We further note that you capitalized the $100,000 paid (page 10 of Ex. 99.1) and you are amortizing the license over its estimated useful life of three years (page 7 of Ex. 99.1). Please advise us of the following:

    • Tell us the fair value of the software technology license on August 1, 2009 and explain to us how you determined the fair value. Refer to ASC 350-30-30-1 through 30-2.
    • Tell us how you determined the three year useful life of the license given the perpetual license agreement. Refer to ASC 350-30-35-1 through 35-5.
    • Tell us if the upfront payments of $50,000 in 2009 and 2010 represent minimum royalty payments for those years and, if so, explain to us why you capitalized these payments.

6. Convertible Debt, page 12

54. We note that the conversion price is the lesser of $0.65 per share or 65% of the volume weighted average of the common stock for the twenty trading days preceding a conversion. We further note that you estimated the fair value of your common stock to be $0.65 during the convertible debt offering period and therefore, you determined there was no beneficial conversion feature to record. Please provide us with your analysis of the terms of the embedded conversion option to determine whether the option requires bifurcation and separate accounting under FASB ASC 815-15. To the extent that you determined the conversion option does not require bifurcation under ASC 815-15, also provide us with your analysis under ASC 470-20 as to whether a beneficial conversion feature exists at issuance.

7. Stockholders Equity, page 13

55. We note the $0.001 estimated fair value per share of the 906,500 common shares issued to select individuals for services rendered on September 15, 2010 for a total value of $906; and the $1.00 estimated fair value per share of the 500,000 common shares issued to shareholders of HIPP to satisfy outstanding accounts payable on September 20, 2010 for a total value of $500,000. We further note the

$0.65 estimated fair value per share during the convertible debt offering period beginning in October 2010 (page 12). Please tell us why the estimated fair value of your common shares ranged from $0.001 to $1.00 per share within a sixty day period. In doing so, explain to us how you estimated the fair value for each of these transactions and describe the underlying factors and assumptions that contributed to the significant differences in fair value estimates.

Form 10-K for the Fiscal Year Ended December 31, 2010
Controls and Procedures, page 12

56. You disclose in the first paragraph under this heading that disclosure controls and procedures ("DC&P") are effective and also disclose in the fourth paragraph under this heading that DC&P are not effective. Please revise to provide consistent disclosure regarding management's conclusion of the effectiveness of DC&P. Note also that if internal control over financial reporting is ineffective, you must explain the basis for an "effective" conclusion of DC&P.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011
1. Basis of Presentation, page 6

57. We note that the March 31, 2011 historical financial statements are those of OnPoint. Please explain to us why the March 31, 2011 financial statements include OnPoint given the April 15, 2011 closing date, or revise as necessary. Your historical financial statements should not reflect the recapitalization until you present financial statements for the period that includes the closing date of the merger, i.e. financial statements as of and for the six months ended June 30, 2011. In this regard, it appears to us that you should revise your March 31, 2011 Form 10-Q to present the financial statements of Vertical Health Solutions, Inc. prior to the consummation of the merger. You should also provide a subsequent events footnote to describe the reverse merger.

Item 4. Controls and Procedures, page 16
(a) Disclosures Controls and Procedures, page 16

58. Please consider whether the inclusion of the March 31, 2011 OnPoint financial statements in your Form 10-Q, prior to the April 15, 2011 closing date, impacts your original conclusion on the effectiveness of your DC&P as of March 31, 2011. To the extent that you continue to conclude that your DC&P was effective, explain to us the basis for your conclusion.

59. To the extent that you revise to now conclude your DC&P was ineffective as of December 31, 2010 in response to our comment above, and you continue to conclude that your DC&P was effective as of March 31, 2011, also explain to us the factors that resulted in the different DC&P effectiveness conclusions as of these two dates.

60. We note the conclusion that, as of March 31, 2011, your disclosure controls and procedures ("DC&P") were (1) effective in that they were designed to ensure that material information relating to you is made known to your CEO and CFO to allow timely decisions regarding required disclosures, and (2) effective in that they provide reasonable assurance that information required to be disclosed by you in your reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Please revise to state clearly, if true, that your DC&P are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your DC&P are either effective or ineffective at that reasonable assurance level. Alternatively, revise to remove the reference to the level of assurance related to your DC&P. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director